UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.1

TO

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-33768

AIFU INC.

27/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to the current report on Form 6-K originally furnished to the U.S. Securities and Exchange Commission on April 17, 2025 (the “Original Report”), is being filed solely to update the expected commencement date for trading of the Company’s American Depositary Shares (“ADSs”) under its new name on the Nasdaq Stock Market LLC (“Nasdaq”).

The Original Report stated that Company’s ADSs will commence trading under the new name on Nasdaq with effect from April 18, 2025. Given that April 18, 2025 is not a trading day, the Company’s ADSs are now expected to begin trading under the new name on the next practicable trading day after all requirements are met. The Company’s CUSIP, ISIN and trading symbol will remain unchanged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Wei Chen
Name:	Wei Chen
Title:	Chief Executive Officer

Date: April 18, 2025

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